FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 6, 2016

Registration No. 333-206008

FREE WRITING PROSPECTUS

PROTALEX, INC. COMPANY PRESENTATION

This presentation highlights basic information about Protalex, Inc. and the proposed public offering. Because it is a summary, it does not contain all the information you should consider before investing.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus included in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The preliminary prospectus, dated June 3, 2016, can also be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1099215/000114420416106760/0001144204-16-106760-index.htm.

Alternatively, Protalex, Inc. or any underwriter participating in the offering will arrange to send you the prospectus if you contact Chardan Capital Markets, LLC, at 17 State Street, Suite 1600, New York, NY 10004, Attention: Prospectus Department, Telephone: 646-465-9000, E-mail: prospectus@chardancm.com.

Investor Presentation July 2016

Disclaimer DISCLAIMER/FORWARD LOOKING STATEMENTS This presentation highlights certain information about Protalex , Inc. (the “Company”). Statements made in this presentation stating the Company’s beliefs, intentions, and expectations are forward - looking statements. The Company’s actual results could differ materially from those projected. The forward - looking statements included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. We assume no obligation to update any forward - looking statements except as required by applicable law. These forward - looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. For more information regarding risks and uncertainties that could affect the results of our operations or financial condition review our filings with the Securities and Exchange Commission. We have filed a registration statement on Form S - 1 with the Securities and Exchange Commission (“Commission”) for the offering to which this presentation relates. Before you invest, you should read the registration statement and other documents that we have filed with the Commission for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov . This presentation shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. 2

Offering Summary 3 Issuer: Protalex , Inc. Ticker: PRTX (OTC >> Nasdaq ) Total amount offered: $10.0 million Over - allotment option: 15% Use of proceeds: R&D, working capital , pay a portion of accrued interest on outstanding notes, and general corporate purposes Bookrunner : Chardan

Key Investment Highlights ▪ Immune thrombocytopenia (ITP) (>$1B) ▪ Rheumatoid Arthritis (RA) (>$22B) ▪ Other autoimmune diseases ($Bs) 4 ▪ Experienced management ▪ Strong scientific advisors ▪ Low - burn model ▪ Funded - to - date by majority shareholder, Niobe Ventures, LLC ▪ Highly - purified biologic compound ▪ Clinical experience in six human studies ▪ Demonstrated safety profile ▪ Potential for multiple clinical uses Lead Product PRTX - 100 Market Opportunity Company Structure

Our Leadership Team  Arnold P. Kling – President; Director; Principal of Niobe Ventures, LLC, experienced investor in and manager of early stage technology companies  James W. Dowe III – Vice - Chair of SAB; active investor in biotechnology, computer software and investment management companies  William E. Gannon, MD – Chief Medical Officer; more than 20 years experience in clinical development and regulatory affairs at Quintiles, PPD, and other companies  Richard Francovitch, Ph.D. – VP of ITP Programs; 27 years pharma experience, former Head of Hematology Franchise and Global Commercial Leader for Promacta at GSK  Bruce McClain, MD – Medical Director; more than 20 years experience in clinical development and product safety; senior roles at Aeras Global and MedImmune  Benjamin R. Bowen, Ph.D. – Senior Advisor; background in pharma and biotech R&D at Genentech, Ciba - Geigy, and Novartis; ten years in investment banking  Michelle Catalina, Ph.D. – Director of Preclinical Studies; academic research background in immunology, former instructor at U Mass Medical Center 5

Investment Thesis  PRTX - 100 is a novel immunomodulatory compound with potential across various autoimmune indications ▪ ITP – an orphan disease ▪ RA – the largest autoimmune market ▪ Potential efficacy in a number of other orphan indications  Six clinical studies conducted to date, each demonstrating that PRTX - 100 is safe and well - tolerated in humans  Positive therapeutic effects seen in RA patients and in ITP preclinical models; potential for biomarker in RA  Validated manufacturing process; significantly lower cost of goods relative to other biologics  Believe to have strong and growing IP position 6

Staphylococcal Protein A (SpA) and the Rationale for PRTX-100



- Staphylococcus aureus (*S. aureus*) is a leading cause of blood-stream, bone, skin, soft tissue, pulmonary and device-related infections[1]
- In humans, the *S. aureus* bacterium does not elicit a protective immune response and patients often suffer from chronic or recurrent infections[2]
- *S. aureus* vaccination strategies have thus far been unsuccessful[2]
- *S. aureus* expresses protein A (SpA), which alters the immune system of the host and facilitates escape from immunosurveillance[3]
- The immunomodulatory properties of SpA make it a compelling target for study in autoimmune conditions such as RA and ITP
- PRTX-100 is a highly purified formulation of SpA developed for therapeutic administration

1. Tong SY, et al. Clin Microbiol Rev 2015;28:603–61;
2. Bagnoli F, et al. Front Cell Infect Microbiol 2012;2:16
3. Pauli NT, et al. J Exp Med 2014;211:2331–9

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PRTX-100: Proposed Mechanisms of Action

- PRTX-100:
  - Modulates B-cells directly through their cell surface expression of a VH3 B-cell receptor
  - Modulates Fc receptor bearing cells (monocytes, macrophages, NK cells) through binding to Fc region of IgG1, 2 and 4
- PRTX-100 has diverse activities *in vitro* and *in vivo*:
  - Forms immune complexes with IgG and induces a "suppressor" phenotype in murine and human macrophages
  - Depletes B-cells and alters B-cell trafficking



Innate Immune Response
Adaptive Immune Response
SpA binds IgG
Forms immune complexes
Fc receptor
VH3 B cell receptor
Macrophage
B-cell
Regulatory macrophage/ unresponsive to inflammatory cytokines
B-cell apoptosis/anergy
No antibody production

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PROTALEX

Focused on Autoimmune Diseases: Huge Markets, Unmet Needs  Millions suffer from autoimmune diseases, including: ▪ ITP - an orphan disease ▪ RA - the largest autoimmune market  Collectively, more than $23 billion spent annually on medications for RA and ITP worldwide 1  The leading biologic treatments for RA ( Humira , Remicade and Enbrel) comprise $31 billion 2 in annual sales  Treatments for ITP, Promacta and Nplate , generate close to $1 billion 2 in combined annual sales but do not modify the disease 9 1. http://www.fiercepharma.com/sales - and - marketing/top - 10 - rheumatoid - arthritis - drugs - 2013 2. As reported in 2015 annual reports

PRTX - 100 Addresses Unmet Needs in the ITP and RA Markets 10  PRTX - 100 shown to be safe and well tolerated in humans; other ITP and RA drugs carry FDA black box warnings  PRTX - 100 reduces immune - mediated platelet destruction; the most recently approved therapies do not  Incumbent RA biologic therapies have significant and serious risks: ▪ Infection (TB, invasive fungal infections, etc.) ▪ Lymphoma & leukemia ▪ Progressive multifocal leukoencephalopathy (PML)

Clinical Development Milestones 11 2012 2013 2014 2015 2016 2017 Immune Thrombocytopenia Explore Partnership Preclinical Rheumatoid Arthritis Phase 1b S. Africa Study 103 Phase 1b U.S. Study 104 Phase 2 EU Phase 1/2 Study 203 U.S. Phase 1/2 Study 202 Phase 1/2 Continuation Study Study 105 Additional Orphan Indication(s) Preclinical

PRTX - 100: Clinical Experience Rheumatoid Arthritis (RA)  2005 – IND filed for RA  2006 – Phase 1 study completed  2007 – Second Phase 1 using PRTX - 100 with improved production/CMC processes  2010 - 2012 – Phase 1b RA Study (PRTX - 100 - 103) in South Africa; presented at ACR Annual Meeting in November, 2012 – 37 patients enrolled at 3 sites  2012 - 2014 – Second Phase 1b RA Study (PRTX - 100 - 104) in U.S. – 61 patients enrolled at 9 sites  2015 - 2016 – Phase 1/2 RA Continuation Study (PRTX - 100 - 105) in U.S. – 11 patients at one site 12 Immune Thrombocytopenia (ITP)  March 2015 – IND for ITP accepted by U.S. FDA  July 2015 – IMPD for ITP accepted by European Medicines Agency (EMA)  November 2015 – Initiated Phase 1/2 ITP Study in U.S. (PRTX - 100 - 202)  January, 2016 – Initiated Phase 1/2 ITP Study in Europe (PRTX - 100 - 203)

Immune Thrombocytopenia (ITP): A Rare and Serious Disorder  Very low blood platelet count with increased risk of bleeding and bruising  Annual treatment cost of ~$60,000 for the most recently approved therapies  ITP is an autoimmune disease:  Afflicted people develop antibodies to their own platelets  These antibodies bind platelets, leading to premature destruction by white bloods cells (monocytes) Our lead drug, PRTX - 100, binds antibodies into complexes that modulate immune function to inhibit platelet destruction 13

PRTX - 100 Inhibits Platelet Phagocytosis  In vitro studies used monocytes and platelets isolated from human blood  Platelets were opsonized (coated with antibodies) and mixed with monocytes that had been treated with PRTX - 100 for 48 hours  Monocytes that were not pretreated with PRTX - 100 engulfed a large % of platelets  Pretreatment of monocytes with PRTX - 100 reduced platelet phagocytosis in a dose - dependent manner 14 Semple , JW, et al. Poster presentation, American Society of Hematology 2015 Annual Meeting

 Chow, et al. 2010 model — involves both cellular and humoral immunity  Thrombocytopenic SCID mice  Mice treated on day 8 after thrombocytopenia is established  PRTX - 100 raises platelet counts in a dose - dependent manner Semple , JW, et al. Poster presentation, American Society of Hematology 2015 Annual Meeting 15 PRTX - 100 Effectively Treated Thrombocytopenia in a Murine Model of ITP

PRTX - 100 Effectively Treated Thrombocytopenia in a Murine Model of ITP 16  Thrombocytopenic SCID mice  Treatments (weekly) • No treatment ( Spl ) • IVIg (positive control) • PRTX - 100 250 µg/kg • PRTX - 100 25 µg/kg • PRTX - 100 2.5 µg/kg  PRTX - 100 treatment increased platelet counts in a dose dependent manner Semple , JW, et al. Poster presentation, American Society of Hematology 2015 Annual Meeting

Study 202: Adult ITP Patients with Chronic, TPO - Refractory Disease (U.S.) 17 PRTX - 100 1 µg/kg PRTX - 100 3 µg /kg PRTX - 100 6 µg PRTX - 100 12 µ/kg PRTX - 100 18 µg/kg Phase 1/2 study Primary objective: • Platelet response Secondary objectives: • Safety • Response characteristics, etc. PRTX - 100 24 µg/kg Treatment 4 weeks Weekly Follow - up 4 weeks Monthly Follow - up 8 weeks Long Term Follow - up 24 - 48 weeks Treat up to 36 patients at 5 - 6 U.S. sites; up to 13 study visits Screening ≤ 21 days To Date: • Completed 1 µg/kg cohort • 4 patients treated • 1 patient with platelet response

Study 203: Adult ITP Patients Who Failed One Prior Treatment (Europe) 18 Screening ≤ 21 days PRTX - 100 3 µg /kg PRTX - 100 6 µg PRTX - 100 12 µ/kg PRTX - 100 18 µg/kg Phase 1/2 study Primary objective: • Safety Secondary objectives: • Platelet response • Response duration, etc . PRTX - 100 24 µg/kg Treatment 4 weeks Weekly Follow - up 4 weeks Monthly Follow - up 8 weeks Long Term Follow - up 24 - 48 weeks Treat up to 30 patients at 6 - 8 trial sites in Europe; up to 13 study visits To Date: • Completed 3 µg/kg cohort • 3 patients treated • 1 patient with platelet response

Study 104: Overall Safety in RA  Doses of 1.5 to 12 µg/kg PRTX - 100 were well tolerated, with no observed dose - limiting toxicities  No treatment - related SAEs and no requirement for expedited reports to FDA  Most commonly reported AEs were fatigue and flare of RA symptoms of mild to moderate severity  No laboratory abnormalities associated with PRTX - 100 except transient lymphopenia 24 hours post - dose  37 of 41 randomized patients successfully reached the day 85 study completion mark; 2 of 31 PRTX - 100 - treated and 2 of 10 placebo - treated patients withdrew because of AEs 19

ACR 5 0 Response Rate 0 5 10 15 20 25 30 35 0 29 57 85 MTX +/ - PRTX - 100  Trial PRTX - 100 - 104 (1 - 4): 41 patients w active RA randomized 3:1  Baseline MTX vs MTX + PRTX - 100, five weekly i.v. doses, 1.5, 3, 6, or 12 mcg/kg  Last PRTX - 100 dose at day 29  No drug - related SAEs 20 Percentage of Patients > ACR50 Days on Treatment MTX MTX + PRTX - 100 Source: Company PRTX - 100 - 104 CSR Study 104: ACR50 Improvements in RA Patients on Background MTX Therapy

Study 105: Continuation Study  Enrollment commenced February, 2015; last dose/visit February 2016  Open - label, multiple fixed dose trial open to Study 104 participants who indicated a desire for additional treatment  Eleven patients enrolled; eight completed per protocol at single site  Primary endpoint was safety and tolerability of a fixed dose of PRTX - 100 administered over an extended period  Secondary endpoints included immunogenicity, effects on measures of disease activity, evaluation of anti - PRTX - 100 antibody presence, and feasibility of biomarkers and joint evaluation with ultrasound  Patients who completed the study per protocol demonstrated a mean reduction of the DAS28CRP score from 5.25 to 2.52 ; correlated with ultrasound power doppler 21 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 0 196 DAS28 - CRP Day Source: Company PRTX - 100 - 105

Patents and Intellectual Property  Patents (six issued in U.S., one in Japan, one in Europe) ▪ Initial U.S. patent 7,211,258, “Protein A compositions and methods of use” filed 2002 and issued with method of treatment claims for RA, juvenile RA, and systemic lupus erythematosus (SLE) ▪ U.S. continuation patents expanding use, issued with method of treatment claims for: o ITP or autoimmune TP in 2008 o Reducing an acute inflammatory response or inflammation in 2010 o Psoriasis and scleroderma in 2012 o MS in 2013 o Type 1 Diabetes 2016 ▪ Japanese patent issued with composition claims treating psoriasis, scleroderma, Crohn’s Disease, myasthenia gravis, ulcerative colitis, psoriatic arthritis, and pemphigus vulgaris ▪ European patent issued with composition claims relating to numerous autoimmune diseases (RA, ITP, juvenile RA, psoriasis) ▪ Additional patent applications pending in Europe, Canada and Hong Kong, and Japan  Other Intellectual Property ▪ Considerable know - how in the manufacture and QA of highly purified SpA expected to remain trade secret 22

Protalex Milestones

✓	2Q15	Complete Study 104 (U.S. Phase 1b in RA)
✓	2Q15	U.S. Orphan Drug Designation for PRTX-100 in ITP
✓	4Q15	EU Orphan Drug Designation for PRTX-100 in ITP
✓	4Q15	First dose in U.S. Phase 1/2 study (Study 202) of PRTX-100 in ITP
✓	1Q16	First dose in EU Phase 1/2 study (Study 203) of PRTX-100 in ITP
✓	1Q16	Top line data from Study 105
❑	3Q16	Initiate preclinical POC studies in new autoimmune indication(s)
❑	4Q16	Interim ITP data release prior to 2016 ASH meeting
❑	1H17	Top line results from Studies 202 and 203 in ITP
❑	2Q17	Initiate study of subcutaneous administration
❑	2H17	Prepare Phase 2 study in RA

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PRTX PROTALEX

Key Investment Highlights  PRTX - 100 ▪ Multiple clinical indications in both orphan and large markets (ITP, RA) ▪ Potentially applicable across a broad set of autoimmune diseases ▪ Considerable cost - of - goods advantage over competitors ▪ Demonstrates superior safety profile observed in six human clinical trials  Substantial Market Opportunities ▪ ITP = $1+ billion ▪ RA = $22+ billion ▪ Future expansion into other disease areas  Seasoned Corporate Operations ▪ Experienced management and advisory teams ▪ Committed support from expert Scientific Advisory Board ▪ Established IP protection and trade secrets 24

Financial Position Ticker: PRTX Exchange: OTC >> Nasdaq Current market capitalization: ~$90 million Debt (converted in next offering): ~$17.5 million (Niobe Ventures) 25

Thank you